EXHIBIT 11

STATEMENT RE:  COMPUTATION OF EARNINGS PER SHARE
(in thousands, except earnings per share data)




Primary and Fully Diluted
Loss per Share:

                                               Three Months ended March 31
                                                     1996      1995

Net loss                                            ($169)    ($169)


Weighted average common shares outstanding         12,583     9,950


Loss per share                                     ($0.01)   ($0.02)